UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )*

VMWARE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

928563402**

(CUSIP Number of Class of Securities)

Rashmi Garde, Esq.

Vice President and General Counsel

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA 94304

(650) 427-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

**	Refers to Class A common stock underlying the options.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

To: VMware Employees

From: Paul Maritz

Date: July 17, 2008

Subject: Equity Program

I am pleased to inform you that the VMware Board of Directors has approved a proposal to exchange your post-IPO out of the money (or “underwater”) stock options. This proposal must also be approved by our stockholders and we are currently scheduling a special meeting to gain that approval.

Under the proposal, all U.S.-based non-executive employees of VMware holding stock options granted after our IPO will be able to exchange their out of the money stock options for an equal number of new options. The exercise price of the new options will be the stock price at the close of trading on the New York Stock Exchange on the day immediately following the date that the exchange is completed. The exchange will restart your options’ vesting schedule. Executive officers of VMware will not be eligible to participate.

Participation in this option exchange is entirely voluntary. The exchange program will be highly regulated and subject to specific rules that we will provide to you when the exchange offer period commences. It will take some time to roll out the program, seek stockholder approval and grant new options. We appreciate your patience during this period.

For our employees in non-U.S. jurisdictions who hold post-IPO options that are underwater, instead of the option exchange, we plan to grant you a to-be-determined proportionate number of restricted stock units after the exchange offer for U.S. employees is completed. Non-U.S. employees will continue to hold their current stock option grants.

Although I can give no guarantees or assurances, by giving you an opportunity to receive options with an exercise price closer to our current market price, I hope to provide you with a greater opportunity to benefit from any future successes of the company.

Paul Maritz

President and Chief Executive Officer

The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer. VMware will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the tender offer. VMware stockholders and option holders will be able to obtain these written materials and other documents filed by VMware with the SEC free of charge from the SEC’s website at www.sec.gov.

In connection with the proposal to be voted on by stockholders discussed in this notice, VMware intends to file relevant materials with the SEC, including a proxy statement. Investors and security holders of VMware are urged to read such materials when they become available because they will contain important information about the proposal to be voted on by stockholders referenced in this notice. The proxy statement and other relevant materials (when they become available), and any other documents filed by VMware with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VMware by directing a written request to: VMware, Inc. 3401 Hillview Avenue, California 94304, Attention: Investor Relations Department. Investors and security holders are urged to read the proxy statement and the other relevant materials when they become available before making any voting decision with respect to the tender offer described in this notice.